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SEC FILE NUMBER
0-27274

CUSIP NUMBER
CUSIP 931890 10 7


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25
                        NOTIFICATION OF LATE FILING


(Check One):
[X] Form 10-K  [ ] Form 20-F [ ]  Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

            For Period Ended: 31st December 1996

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be considered to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

                     WALKER WINGSAIL AMERICA INC.
Full Name of Registrant


Former Name if Applicable

       DEVONPORT ROYAL DOCKYARD, PLYMOUTH DEVON PL1 4SC ENGLAND
Address of Principal Executive Office (Street and Number)


City, State and Zip Code

PART II-RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.   (Check box if applicable.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Walker Wingsail Systems plc have been heavily involved in critical fund raising for themselves. Mr. and Mrs. Walker have been out of the Country and returned to the office on Friday, 27 March, 1998. Information to complete the 10KSB is required from Mr. and Mrs. Walker and they have not been able to provide the information required to finalize the return on time.

PART IV-OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
            Mrs. S. Soward         44 1752       605426
            (Name)                 (Area Code)   (Telephone Number)

      (2)   Have all other periodic reports required       [X] Yes  [ ] No
            under Section 13 or 15(d) of the
            Securities Exchange Act of 1934 or
            Section 30 of the Investment Company
            Act of 1940 during the preceding 12
            months or for such shorter period that
            the registrant was required to file such report(s) been filed? If answer is no identify report(s).

      (3)   Is it anticipated that any significant         [ ] Yes  [X] No
            change in results of operation from
            the corresponding period for the last
            fiscal year will be reflected by the
            earnings statements to be included in
            the subject report or portion thereof?

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           WALKER WINGSAIL INC.
                (Name of registrant as specified in charter)

            has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

            Date: 30th MARCH 1998      /s/ JOHN WALKER, CEO
            -----------------------    -----------------------------

INSTRUCTIONS: The form may be signed by an executive officer or the registrant or by any other duly-authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed will be made a matter of public record in the Commission files.

3. A manually signed copy of this form and amendments thereto shall be filed with such national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. the form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).